UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

NUVEEN MARYLAND PREMIUM INCOME MUNICIPAL FUND

(Name of Issuer)

VARIABLE RATE MUNIFUND TERM PREFERRED SHARES

(Title of Class of Securities)

67061Q875

(CUSIP Number)

Bank of America Corporation  BANK OF AMERICA CORPORATE CENTER  CHARLOTTE,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1670

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1670

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1670

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1670

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1670

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1670

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer

This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated May 20, 2014 and filed with the SEC on May 29, 2014 (the "Original Schedule 13D"), for Bank of America Corporation and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the variable rate munifund term preferred shares ("VMTP Shares") of NUVEEN MARYLAND PREMIUM INCOME MUNICIPAL FUND (the "Issuer"). This Amendment is being filed to add the Joint Filing Agreement (exhibit 99.1).

Item 2.	Identity and Background

(a)	See Original Schedule 13D

(b)	See Original Schedule 13D

(c)	See Original Schedule 13D

(d)	See Original Schedule 13D

(e)	See Original Schedule 13D

(f)	See Original Schedule 13D

Item 3.	Source and Amount of Funds or Other Consideration

See Original Schedule 13D

Item 4.	Purpose of Transaction

See Original Schedule 13D

(a)	See Original Schedule 13D

(b)	See Original Schedule 13D

(c)	See Original Schedule 13D

(d)	See Original Schedule 13D

(e)	See Original Schedule 13D

(f)	See Original Schedule 13D

(g)	See Original Schedule 13D

(h)	See Original Schedule 13D

(i)	See Original Schedule 13D

(j)	See Original Schedule 13D

Item 5.	Interest in Securities of the Issuer

(a)	See Original Schedule 13D

(b)	See Original Schedule 13D

(c)	See Original Schedule 13D

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)	See Original Schedule 13D

(e)	See Original Schedule 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Original Schedule 13D

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by attaching the following exhibit: Exhibit Description of Exhibit 99.1 Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bank of America Corporation

May 29, 2014	By:	/s/ Sun Kyung Bae
Attorney-in-fact

Banc of America Preferred Funding Corporation

May 29, 2014	By:	/s/ Edward Curland
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)